UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 28, 2024

TMT Acquisition Corp

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41667	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

420 Lexington Ave, Suite 2446 New York, NY	10170
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (347) 627-0058

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Units, each consisting of one ordinary share and one right	TMTCU	The Nasdaq Stock Market LLC
Ordinary shares, par value $0.0001 per share	TMTC	The Nasdaq Stock Market LLC
Rights, each right entitling the holder to receive two-tenths of one ordinary share	TMTCR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01. Other Events.

On March 28, 2024, TMT Acquisition Corp (the “Company”) issued a press release announcing that the extraordinary general meeting originally scheduled for March 19, 2024, and previously adjourned to March 22, 2024, and further adjourned to March 28, 2024 (the “Extraordinary General Meeting”) has been permanently adjourned.

The Extraordinary General Meeting had been previously called for the purposes of considering and voting upon the Extension Amendment Proposal, a proposal, by special resolution, to amend the Company’s Second Amended and Restated Memorandum and Articles of Association in their entirety and the substitution in their place by the third amended and restated memorandum and articles of association of the Company, which provides that the Company may elect to extend the date by which the Company has to consummate a business combination for a total of up to seven (7) times, as follow: (i) one (1) time for an additional three (3) months from March 30, 2024 to June 30, 2024; and subsequently (ii) six (6) times for an additional one (1) month each time from June 30, 2024 to December 30, 2024, if requested by the Sponsor (as defined herein) and upon two calendar days’ advance notice prior to the applicable deadline (such proposal, the “Extension Amendment Proposal”).

If the Extension Amendment Proposal had been approved, the Sponsor or its designees would have contributed to the Company as a loan, the lesser of (a) $165,000 or (b) $0.10 per public share that is not redeemed, for the additional three (3) month extension from March 30, 2024 to June 30, 2024 and the lesser of (x) $55,000 or (y) $0.03 per public share that is not redeemed, for each month during the subsequent additional one (1) month extensions from June 30, 2024 to December 30, 2024, that is needed to complete an initial business combination.

According to the Company’s Second Amended and Restated Memorandum and Articles of Association, the Company’s sponsor or its affiliates or designees will proceed with extensions by depositing $600,000 into the trust account for each three month extension (unless such terms are otherwise subsequently amended by shareholders of the Company).

In connection with the Extraordinary General Meeting, certain shareholders have tendered their public shares to Continental Stock Transfer & Trust Company (the “Transfer Agent”) for redemption. The Company will instruct the Transfer Agent to return the public shares to the persons who tendered them for redemption.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits. The following exhibits are filed with this Form 8-K:

Exhibit No.	Description
99.1	Press Release, dated March 28, 2024
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TMT Acquisition Corp

Date: March 28, 2024	By:	/s/ Dajiang Guo
	Name:	Dajiang Guo
	Title:	Chief Executive Officer